UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 17, 2019

Commission File Number:  001-37968

YATRA ONLINE, INC.

Gulf Adiba, 4th Floor, Plot No. 272, Phase-II,

Udyog Vihar, Sector-20,

Gurugram, Haryana 122008,

India

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ATB Settlement and Amendment Agreement

On October 14, 2019, Yatra Online Private Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”), and Air Travel Bureau Private Limited (“ATB”), a subsidiary of Yatra India, entered into a Settlement and Amendment Agreement (the “Settlement Agreement”) with Mr. Sunil Narain (“Mr. Narain”) and ATB Finance and Investment Private Limited (“ATB Finance” and, together with Mr. Narain, the “Sellers”) pursuant to which Yatra India, ATB and the Sellers (collectively, the “Parties”) have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the certain Share Purchase Agreement among Yatra India, ATB, and the Sellers, dated July 20, 2017 (the “Share Purchase Agreement”) and also to amend certain terms of the Share Purchase Agreement, pursuant to which the Company, through Yatra India, previously agreed to acquire: (a) a majority of the outstanding shares (50.94%) of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of ATB’s outstanding shares in exchange for a final payment (the “Final Payment”) to be made at a second closing which has not yet occurred.

As previously disclosed, on June 4, 2019, the Economic Offences Wing of the Delhi Police (the “EOW”) registered a First Information Report (the “First Information Report”) to initiate an investigation of a criminal complaint filed with the EOW by Mr. Narain against (i) Yatra India, (ii) certain officers and directors of Company subsidiaries, including Yatra India, and (iii) a partner in Yatra India’s external auditing firm, for, inter alia, alleged criminal breach of trust in connection with Yatra India’s performance of its obligations under the Share Purchase Agreement.  Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against Mr. Narain. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitrator passed an interim order on August 5, 2019, which was then appealed against by the Sellers.

Pursuant to the Settlement Agreement, on October 16, 2019, the Parties filed a joint application with the arbitrator for the recording of the terms of the Settlement Agreement and the withdrawal of the arbitration proceedings. In addition, the Parties also filed joint petitions with the High Court of Delhi on October 16, 2019 and October 17, 2019, respectively, (i) to dispose of the appeal filed by the Sellers in terms of the Settlement Agreement and (ii) to quash the First Information Report and all subsequent proceedings arising therefrom.

The Settlement Agreement amends certain provisions of the Share Purchase Agreement governing the determination of the Final Payment and also provides for the appointment of a separate accounting firm of chartered accountants, each eligible to be appointed as a statutory auditor under the Companies Act, 2013 (Indian) (the “Accounting Firms”), for each party, which appointed Accounting Firms will jointly prepare and agree the calculation of the final purchase adjustments necessary to determine the Final Payment amount and also prepare a joint statement setting forth the Final Payment amount.  The Settlement Agreement also provides for a procedure to determine the Final Payment in the event that the appointed Accounting Firms cannot jointly agree on the Final Payment amount, pursuant to which a third independent accounting firm will determine the Final Payment amount.  In addition, the Settlement Agreement further provides that pending the determination of the Final Payment amount, no party shall initiate any legal proceedings or file any complaint with any regulatory or governmental authority with respect to the subject matter of the Share Purchase Agreement, as amended, except as provided for under the Share Purchase Agreement, as amended in the Settlement Agreement. No party admitted any liability by entering into the Settlement Agreement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: October 17, 2019	by:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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